UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2013

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

Attached hereto and incorporated by reference herein is the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on July 8, 2013 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.02, of the Registrant at the close of business on May 29, 2013 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. The Notice of Meeting, Proxy Statement and Proxy Card will be first sent or delivered to the shareholders on or about June 3, 2013.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028,333-173200, 333-180433, and 333-187488) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and
Chief Financial Officer

Date: May 23, 2013

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Announces 2013 Annual General Meeting of Shareholders to be held on July 8, 2013

BURLINGTON, Mass., May 23, 2013 - ClickSoftware Technologies Ltd. (NasdaqGS: CKSW) (the "Company”) the leading provider of automated mobile workforce management and optimization solutions for the service industry, announced that its 2013 Annual General Meeting of shareholders (the "AGM") will be held on July 8, 2013, at 4:00 p.m. Israel time, at the offices of the Company at Azorim Park, Oren Building, 94 Em-Hamoshavot Road, Petach Tikva, Israel.

Shareholders of record at the close of business on May 29, 2013 are entitled to attend the AGM and vote their shares.

A Proxy Statement describing the various matters to be voted upon at the AGM along with a Proxy Card enabling shareholders to indicate their vote on each matter will be mailed on or about June 3, 2013 to all shareholders entitled to vote at the AGM. On May 23, 2013, such Proxy Statement and Proxy Card were furnished to the U.S. Securities and Exchange Commission under cover of a Form 6-K and are available on the Company’s website at http://ir.clicksoftware.com (the content of which is not part of this press release).

In addition, the Company's Annual Report for the year ended December 31, 2012, including a letter to the shareholders from Dr. Moshe BenBassat, the Company’s Chairman and CEO, is available for download on the Company’s website at http://ir.clicksoftware.com.

In his letter to the shareholders, Dr. BenBassat elaborates on ClickSoftware’s major milestone achieved by crossing the $100 million revenue mark in 2012, commenting that “throughout 2012 we continued to fortify our position as the leader in the Workforce Management industry as we enhanced our Mobility offering, expanded our line of Cloud products and extended our reach into new geographies as well as into new industry verticals.”  Dr. BenBassat goes on to discuss the trends in the Workforce Management market that ClickSoftware is capitalizing on.  “Service companies today continue to differentiate themselves by improving their customer service and seeking higher efficiencies from their current assets, and ClickSoftware continues to be the driving force behind these efficiencies. With the accelerating mobility and BYOD (bring your own device) trends in the Workforce Management market, ClickSoftware’s device agnostic solutions help companies provide faster, cheaper, improved and more reliable service to their customers while reducing company costs and providing real time resource optimization. The market remains heavily underpenetrated and the unique functionality of our products will help us further compete, win and execute in this growing industry.”

“As we continue to grow our addressable market through product development, we are also expanding our market reach and have established a local presence in emerging markets where we have seen early success, such as Latin America and Russia (CIS). By building brand awareness and focusing on continuous improvement in optimization for our customers, ClickSoftware is poised for global accelerated growth in 2013 and beyond,” Dr. BenBassat added.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding ClickSoftware’s growth, global expansion, product development plans, future financial performance, future competitive position and the performance of its products. For example, when ClickSoftware discusses its accelerated growth strategy for 2013, its ability to compete, win and execute, or when it discusses anticipated benefits from products it introduced or its future expansion into new markets, ClickSoftware is using forward-looking statements. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, market acceptance of ClickSoftware’s products, ClickSoftware’s ability to expand its professional services organization, ClickSoftware’s ability to expand relationships with its vendors, resellers or third parties that provide implementation and professional services to its clients, economic conditions that may affect information technology spending and otherwise affect demand for ClickSoftware’s products, the impact of competitive pricing and competitive products, risks relating to product development, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in the enclosed letter are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

CLICKSOFTWARE TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 8, 2013

Notice is hereby given that the Annual General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "Company") will be held at the offices of the Company, at Azorim Park, Oren Building, 94 Em-Hamoshavot Road, Petach Tikva 49527 Israel, on July 8, 2013 at 4:00 p.m. local time (the "Meeting"). The agenda for the Meeting is as follows:

1.	To consider at the Meeting the Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2012.

2.	To approve the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm for the year ending December 31, 2013 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of such independent registered public accounting firm.

3.	To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law.

4.	To re-elect Mr. Menahem Shalgi, as an “External Director” of the Company (as such term is defined in the Israeli Companies Law 5759-1999), to hold office as an External Director for a three year term and to approve his compensation as an External Director.

5.	To ratify and approve the appointment of Dr. Moshe BenBassat as both Chairman of the Board of Directors and Chief Executive Officer of the Company for a period of three years from the Meeting.

6.	To approve the grant of options to Dr. Moshe BenBassat for the purchase of 90,000 Ordinary Shares of the Company.

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on May 29, 2013 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

By Order of the Board of Directors,	CLICKSOFTWARE TECHNOLOGIES LTD.

Dr. Moshe BenBassat
Chairman of the Board of Directors and
May 23, 2013	Chief Executive Officer

IMPORTANT: YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.

CLICKSOFTWARE TECHNOLOGIES LTD.

(the "Company")

94 Em-Hamoshavot Road,

Petach Tikva 49527 Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 8, 2013

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.02 per share (the "Ordinary Shares"), of the Company, in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on July 8, 2013 at 4:00 p.m. local time at the offices of the Company, 94 Em-Hamoshavot Road, Petach Tikva 49527 Israel, or at any adjournment thereof. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 3, 2013.

Proxies; Counting of Votes

A form of proxy for use at the Meeting is attached. The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219 USA, Tel. 718-921-8275 (attention: Christine Pino), at least forty eight (48) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder holds the shares in street name, such shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting, in order to vote in person at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy. A shareholder who holds the Company’s shares under his, her or its name, and who attends the Meeting in person, shall be identified by a copy of an identity card, passport or a certificate of incorporation.

Record Date; Solicitation of Proxies

Only shareholders of record at the close of business on May 29, 2013 will be entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. Copies of solicitation materials and the proposed forms of the resolutions to be adopted at the Meeting will be available for shareholders viewing at the Company’s offices during business hours.

To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law 5759 – 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at 94 Em-Hamoshavot Road, Petach Tikva 49527 Israel, not later than June 10, 2013. Our Board of Directors may respond to your notice.

Following the Meeting, one or more shareholders holding, at the Record Date, at least five percent (5%) of the total voting rights of the Company, which are not held by Controlling Shareholders (as defined hereunder) of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during business hours.

Pursuant to the Israeli Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, other than such ability resulting only from serving as a director or other office holder of the Company. Any shareholder holding 25% or more of either the voting rights in the Company or the right to appoint directors or the Company's general manager is deemed to be a Controlling Shareholder.

Quorum and Voting Requirements

Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voting at the Meeting with respect to such matters.

Under applicable regulations, a "broker non-vote" occurs on an item when a broker identified as the record holder of shares is not permitted by applicable rules, to vote on that item without instruction from the beneficial owner of the shares and no instruction has been received. For instance, the election of directors is not a "routine" matter for purposes of broker voting. If a shareholder does not instruct the broker how to vote with respect to such item, the broker may not vote with respect to this proposal and those votes will be counted as "broker non-votes." The matters described in Proposals 3 to 6 are not "routine" matters, and therefore, if a beneficial shareholder does not instruct the broker how to vote with respect to these items, the broker may not vote with respect to these proposals and those votes will be counted as "broker non-votes." It should be noted that it is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” the other items on the agenda unless specifically instructed to the contrary, or unless they may be determined not to be “routine” matters, in which case, a broker may not vote on such matters without instructions from the shareholder. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.

If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal 2.

Proposals 3, 4, 5 and 6 are special resolutions which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority (and in respect of Proposal 5, two thirds) of the voted shares of shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling Shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

A “personal interest” for this purpose is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding: (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; and (b) a personal interest that is not a result of connections with a Controlling Shareholder. “Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

Since it is highly unlikely that any of our public shareholders has a personal interest on these matters and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in any proposal. If you have a personal interest, please contact our General Counsel at +972-3-765-9439 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name,” you may contact the representative managing your account, who can then contact us on your behalf.

No vote is required for Proposal 1.

THE PROXY CARD ENCLOSED WITH THIS PROXY STATEMENT SHALL ALSO SERVE AS A VOTING INSTRUMENT AS SUCH TERM IS DEFINED UNDER THE ISRAELI COMPANIES LAW.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" ALL THE PROPOSALS LISTED IN THIS PROXY STATEMENT.

PROPOSAL 1 -

RECEIPT AND CONSIDERATION OF THE DIRECTOR’S REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2012

The Company's Annual Report for the year ended December 31, 2012 is available on its website at the address www.clicksoftware.com. The contents of the Company’s website are not part of this proxy statement. The Company's Consolidated Financial Statements for the year ended December 31, 2012 are included in such report. At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2012, as presented in the Company's Annual Report for the year ended December 31, 2012 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

PROPOSAL 2 -

APPOINTMENT AND RENUMERATION OF THE COMPANY'S INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Audit Committee has recommended the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu (“Brightman Almagor”), as the Company’s independent registered public accounting firm for the year ending December 31, 2013. Brightman Almagor has been the Company’s independent registered public accounting firm since December 31, 2002 and audited the Company's books and accounts for the year ended December 31, 2012.

The following table provides information regarding fees paid by us to Brightman Almagor and/or other member firms of Deloitte Touche Tohmatsu for all services, including audit services, for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011

Audit fees (1)	$171,000	$175,000
Audit-related fees	-	-
Tax fees (2)	55,000	37,000
All other fees	14,000	-

Total	$240,000	$212,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in the United States.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Brightman Almagor as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 and for such additional period until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and it hereby is, authorized, upon recommendation of the Audit Committee, to fix the remuneration of such independent registered public accounting firm.”

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of the resolution to appoint the Company's independent auditors.

PROPOSAL 3 -

APPROVAL OF COMPENSATION POLICY

Under Amendment No. 20 to the Companies Law which came into effect in December 2012, referred to herein as Amendment No. 20, the employment terms of officers and directors of public companies, like the Company, as well as private companies who issued debentures to the public, should be determined in accordance with a directors and officers compensation policy, referred to herein (the “Compensation Policy”). The Compensation Policy is required to be approved by (i) the Board of Directors upon the recommendation of the Compensation Committee; and (ii) the shareholders of the Company. The Audit Committee may serve in certain circumstances as the Compensation Committee, depending, among others, on its composition and qualifications of its members. All companies subject to Amendment No. 20 are required to adopt a Compensation Policy no later than September 12, 2013, to be based on the guidelines specified in the amendment. In accordance with Amendment No. 20, the Compensation Policy should be reviewed and re-approved every three years.

Amendment No. 20 provides that the Compensation Policy shall be based, among others, on promoting the company’s goals, its business plan and long term policy and creating appropriate incentives for the company’s officers, considering, among others, the company's size, scope of its operations and risk management policy.

On May 19, 2013, the Company's Board of Directors approved, following the recommendation of the Compensation Committee, a Compensation Policy in accordance with the provisions of Amendment No. 20, for a three-year term, in the form attached as Exhibit A to this proxy Statement. The Compensation Policy is subject to shareholder approval.

The Compensation Policy includes both long term and short term compensation elements. The Compensation Policy shall be reviewed from time to time by the Company’s Compensation Committee and Board of Directors in order to ensure its adequacy and its applicability to the Company's financial position and results of operation.

Pursuant to Amendment No. 20, approval of the Compensation Policy by the shareholders requires a special majority described below.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that, in compliance with the requirements of the Israeli Companies Law, 5759 – 1999, the Compensation Policy for the Company's directors and officers, in the form attached hereto as Exhibit A, and as previously approved by the Board of Directors at the recommendation of the Compensation Committee, be, and the same hereby is, approved.”

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of ordinary shares present and voting at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of the shares of shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

PROPOSAL 4 -

RE-ELECTION OF EXTERNAL DIRECTOR AND APPROVAL OF HIS COMPENSATION

The Company's Articles of Association provide that the number of Directors shall be not less than 2 and not more than 11. There are currently seven members on the Company’s Board. The Company’s Board of Directors is classified into classes of directors as follows:

Name of Director and Class	Age	Term Expires
Israel Borovich, Class II	71	2014
Gil Weiser, Class II	71	2014
Moshe BenBassat, Class III	65	2015
Shlomo Nass, Class III	52	2015
Nira Dror, External Director	58	2015
Shai Beilis, External Director	64	2015
Menahem Shalgi, External Director	63	2013

Under the Companies Law, public companies are required to elect at least two external directors who must meet specified standards of independence. The Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a Controlling Shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the Controlling Shareholder or its relative; (iii) in a company that does not have a Controlling Shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least five percent (5%) of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all members of the Board of Directors who are not Controlling Shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are Controlling Shareholders at the time of appointment, or (iii) any entity controlled by the company or by its Controlling Shareholder.

The term of office of Mr. Menahem Shalgi as external director of the Company expires at the Meeting. Our Nominating Committee and the Board of Directors recommend that our shareholders approve the re-election of Mr. Menahem Shalgi to serve as an external director for a second term ending at the Company's annual general meeting of shareholders in 2016.  Our Nominating Committee and Board of Directors believe it is in the best interests of the Company to re-elect him to serve on the Board.  Mr. Shalgi has submitted to us a declaration stating that he complies with the requirements imposed by the Companies Law for the office of external director.

MENAHEM SHALGI has served as a director of the Company since 2010. Mr. Shalgi served at Amdocs Ltd. as Vice President of Business Development and M&A from 1998 to 2003, and as Vice President and Executive Account Manager from 1993 to 1998, and at various other positions from 1985 to 1993. Mr. Shalgi has served as an external director of Mind CTI since April 2005 and serves as the chairman of AfterDox Ltd., an investment house in Israel, since June 2007. Mr. Shalgi served as a director of Pilat Media PLC in the UK from 2006 until mid-2009. Mr. Shalgi holds a B.A. in Economics and Statistics from Tel-Aviv University and an M.Sc. in Computer Sciences from the Weizmann Institute of Science.

Compensation of an External Director must be determined prior to the person’s consent to serve as an External Director, although the compensation of an External Director may be increased to the same level as that of newly appointed External Directors. Compensation may be decreased once the incumbent External Directors’ terms expire, and subject to such decreases being presented to the nominees prior to their consents to serve as External Directors.

Compensation of all Directors requires the approval of our Compensation Committee, Board of Directors and shareholders, in that order. In connection with the re-election of Menahem Shalgi, our Compensation Committee and Board of Directors have approved the compensation package set forth below. The proposed compensation for Mr. Shalgi is in line with the Compensation Policy proposed to be approved under proposal No. 3 above.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Menahem Shalgi be re-elected to the Board of Directors to serve as an External Director for an additional term of three (3) years in accordance with the Israeli Companies Law which will end at the Annual General Meeting of the Shareholders to be held in 2016”; and

“FURTHER RESOLVED, to approve a compensation package for Menahem Shalgi, as approved by the Compensation Committee and Board of Directors, effective as of the date of the Meeting, equal to the compensation package for External Directors approved at the 2010 Annual Meeting of the Shareholders which shall consist of: (i) an annual cash compensation of US $22,000, plus VAT, if applicable against a valid invoice, which shall be the full cash compensation due for all of his activities and tasks as a member of the Board of Directors and as member of committees thereof, to be paid in four quarterly equal installments payable in advance; (ii) reimbursement of expenses incurred by such director or External Director in connection with participation in meetings of the Board of Directors and committees thereof, subject to the limitations of Israeli law and in accordance with the Company’s expense reimbursement policy; and (iii) annual grants of 8,000 Restricted Stock Units (RSUs) which shall vest in twelve (12) equal monthly installments as of its date of grant, provided that the grantee continues to serve as a director on such date”.

Under the Israeli Companies Law, the election of the nominee for external director requires the affirmative vote of a majority of ordinary shares present and voting at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of the shares of shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the Company.

PROPOSAL 5 -

RATIFICATION AND APPROVAL OF THE APPOINTMENT OF DR. MOSHE BENBASSAT AS BOTH CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

Under the Companies Law, the chief executive officer in a publicly traded company may not serve as chairman of the board of directors, and the powers of the chief executive officer may not be vested in the chairman of the board of directors, unless the shareholders of the company resolve in a general meeting, with respect to a period of not more than three years following such resolution, that the chairman of the board is authorized to hold the position of chief executive officer or exercise its powers.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Dr. Moshe BenBassat is authorized to serve in the position of the Chairman of the Board of Directors and Chief Executive Officer of the Company for a period of three years from the Meeting.”

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of ordinary shares present and voting at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) at least two thirds (⅔) of the shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution are voted in favor of the election of the resolution; or (ii) the total number of the shares of shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

PROPOSAL 6 -

GRANT OF OPTIONS TO DR. MOSHE BENBASSAT

Subject to shareholder approval, the Board of Directors and the Compensation Committee approved the issuance of additional options to Dr. Moshe BenBassat.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant to Dr. BenBassat options to purchase 90,000 ordinary shares of the Company. This grant of options is irrespective of whether Dr. Moshe BenBassat is elected to also serve as the Chairman of the Board in accordance with Proposal 5.

Additional information about the Company’s stock option plans and grants is available in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

The Compensation Committee and the Board of Directors believe the proposed grant of options to be fair and reasonable and in the best interests of the Company. The proposed compensation for Dr. Moshe BenBassat is in line with the Compensation Policy proposed to be approved under proposal No. 3 above.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the grant of options, according to the Company's 2003 Israeli Option Plan (the “Plan”), as approved by the Compensation Committee and Board of Directors, to Dr. Moshe BenBassat or to an entity designated by Dr. BenBassat through which he provides services to the Company, to purchase 90,000 Ordinary Shares at an exercise price equal to the closing sale price of the Company’s Ordinary Shares on the trading day immediately preceding the Meeting (the “Options”). The Options will vest as follows: 25% on the first anniversary date of the Options grant and 1/48 at the end of each month thereafter. The Options will expire seven years from the date of grant, subject to earlier termination of the Options in accordance with the Plan. The shareholders confirm that this resolution is not detrimental to the Company’s interests”.

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of ordinary shares present and voting at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of the shares of shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Dr. Moshe BenBassat
Chairman of the Board of Directors and
Chief Executive Officer

Petach Tikva, Israel

May 23, 2013

Exhibit A

ClickSoftware Technologies Ltd.

Form of Compensation Policy

ClickSoftware Technologies Ltd. (hereinafter: the “Company”)

Compensation Policy for Officers

As approved by the Compensation Committee and the Board of Directors of

ClickSoftware Technologies Ltd. (hereinafter: the “Company”),

on May 19, 2013

Contents of the Compensation Policy

Chapter 1: General background	3

Principles of the Compensation Policy	3

Manner of determination and approval of the compensation	4

Applicability	5

Chapter 2: Components of the compensation	6

Fixed compensation	6

Variable cash compensation	8

Equity based compensation	11

Severance and retirement related terms	12

Ratio of the Officer’s compensation to the average and median salary in the

Company	14

Chapter 3: Processes for the supervision and control of the Compensation Policy	16

Appendix A – Qualifications and areas of responsibility	17

Chapter 1: General background

On December 12, 2012, Amendment No. 20 (hereinafter: the “Amendment”) to the Companies Law, 5759-1999 (hereinafter: the “Law” or the “Companies Law”), which determines obligations with respect to the adoption of a compensation policy for officers in Israeli public companies or private companies which issued bonds to the public (hereinafter: the “Compensation Policy”), entered into force.

Principles of the Compensation Policy

The Company determined the Compensation Policy for Officers (defined below) in accordance with the following considerations:

☐	Promoting the Company’s objectives, work schedule and policy from a viewpoint which balances long term considerations with short term considerations.

☐	Creating appropriate incentives for the Officers of the Company, taking into consideration its risk management policy.

☐	The size of the Company and the nature of its activities.

☐	With respect to variable components – the contribution of the Officer to the achievement of the Company’s objectives and the maximization of its profits, on the basis of a concept which balances long term considerations with short term considerations and in accordance with the position of the Officer.

The purposes which underlie the Compensation Policy:

☐	Enhancing the contribution made by the Officer to the Company, in accordance with the level of risk which the Company has assumed for itself.

☐	Improving the business results and increasing income and profitability over time.

☐	Supporting the implementation of the Company’s business strategy.

☐	Creating a close alignment of the interests of the Officers with those of the Company’s shareholders.

☐	Increasing the level of motivation and ambition, and striving toward excellence.

To achieve these goals, the Compensation Policy attempts to: (i)  offer compensation opportunities that attract and retain Officers whose abilities are critical to the long term success of the Company, motivate individuals to perform at their highest level and reward outstanding achievement, (ii)  maintain a significant portion of the Officers' total compensation as a variable amount based on performance, tied to achievement of financial, organizational and management performance goals, and (iii)  encourage Officers to manage from the perspective of owners with an equity stake in the Company.

In determining the Officer’s compensation, the following criteria, among others, will be examined:

☐	The Officer’s education, qualifications, expertise and achievements.

☐	The Officer’s position, areas of responsibility and previous salary agreements which were signed with him/her.

☐	Examination of the conditions of service and employment which are offered to the Officer in the country in which he/she is active, compared to the average and median salary of the Company’s employees and service providers, and the effect of these compensation rates on employee relations within the Company.

☐	The ratio between the variable compensation components and the fixed compensation components.

Manner of determination and approval of the compensation

☐	The Compensation Policy has been discussed by the Compensation Committee and the Board of Directors.

☐	The Company’s Board of Directors discussed the policy and the recommendations of the Compensation Committee. After discussing and weighing the recommendations of the Compensation Committee, the Board of Directors approved the Compensation Policy.

☐	The approval of the policy by the Board of Directors is subject to the approval thereof at the General Meeting of the Company's shareholders in accordance with the Law.

Applicability

In accordance with the recommendation by the Compensation Committee of the Board of Directors, the Board of Directors of the Company determined that the Compensation Policy set forth below shall apply for a period of three years.

The Compensation Policy shall apply to any “Officer”, as this term is defined in the Companies Law (hereinafter: the “Officers”): a Director, CEO, COO, Deputy CEO, Vice President, anyone holding a position in accordance with that which has been set forth above in the Company even if his/her title is different, and any other officer who is directly subordinate to the CEO.

The Compensation Policy is intended to apply to the Officers serving in the Company at the date of its entry into force and all Officers that will commence their service with the Company while the Policy is in effect , including:

☐	The CEO of the Company (hereinafter: “CEO”).

☐	C-Level: Deputy CEO, CFO and COO, and any other Senior Executive, as shall be defined by the Board of Directors (hereinafter: “C-Level”).

☐	Vice President for Sales, as he shall be defined by the Board of Directors (hereinafter: “VP Sales”).

☐	Vice President: any other Vice President who is defined as an Officer (hereinafter: “VP”).

☐	Directors.

(*) For a description of the positions of the Officers, their areas of responsibility and the threshold requirements regarding education, qualifications and previous experience, see Appendix A.

Chapter 2: Components of the compensation

The Compensation Policy for the Officer shall include the following components:

1.	Base salary and social benefits - allocations to pensions, advanced study funds, Company car, reimbursement of car expenses, grossing-up tax, annual leave, sick leave, vacation pay, medical insurance and the like or management fees (“Fixed Compensation”).

2.	Variable cash compensation (performance based bonus).

3.	Variable equity based compensation (long term compensation).

4.	Retirement related terms - adjustment period, non-competition, advance notice and special retirement bonus.

5.	Ancillary conditions - The Officers are entitled to ancillary conditions, such as exemption from liability, indemnification and insurance, and to reimbursement of expenses within the framework of their position, such as travel, per diem, literature, communications and the like. Ancillary conditions are not regarded as part of the officers' compensation.

Table 1 – Compensation components and percentages

The following table lists the various compensation components for the Company’s Officers and the possible proportion of each component, relative to the fixed compensation cost:

Officer	Fixed Compensation Cost	Variable cash compensation	Equity based compensation	Retirement related terms*
CEO	100%	0% - 150%	0% - 120%	0% - 100%
C-Level	100%	0% -120%	0% - 120%	0% - 50%
VP Sales	100%	0% - 225%	0% - 120%	0% - 50%
VP	100%	0% - 75%	0% - 120%	0% - 50%

* Not including severance pay as set forth in Section 4.1 below.

1.	Fixed Compensation

1.1	CEO

-	The CEO of the Company is entitled, individually or through a company which is owned by him, to a fixed monthly salary or fixed monthly management fees, as is relevant.

-	To be included within the framework of the management fees are the social benefits and car expenses. In addition, the CEO or the company which is owned by him, as is relevant, shall be reimbursed with respect to business expenses which are required for the fulfillment of his position.

-	In the case of payment of a monthly salary, social and other benefits shall be added to it, as is relevant, in accordance with that which has been set forth above.

-	At the time of appointment of a new CEO or at the time when the existing employment agreement is updated, the salary or the management fees shall be determined considering a comparative data survey, relative to market data, and taking into account the criteria which have been set forth above, and a personal employment agreement or consulting agreement shall be signed between the Company and the CEO or the company which is owned by him, as is relevant.

-	Once a year, the Board of Directors shall be entitled to update the CEO’s salary or management fees, respectively, in an amount which shall not exceed 15% of the salary or the management fees in the year which preceded the change.

1.2	C-Level Officers

-	The C-Level Officers of the Company are entitled to a fixed monthly salary or management fees, as is relevant.

-	To be included within the framework of the management fees are the social benefits. In addition, the C-Level Officer shall be reimbursed with respect to business expenses which are required for the fulfillment of his position.

-	In the case of payment of a monthly salary, social benefits shall be added to it, as is relevant, in accordance with that which has been set forth above.

-	At the time of appointment for a first term in office, the C-Level Officers’ salary or the management fees shall be determined considering a comparative data survey, relative to market data, taking into account the criteria which have been set forth above, and a personal employment agreement or consulting agreement shall be signed between the Company and the Officer or the company which is owned by him/her, as is relevant.

-	Once a year, the Board of Directors shall be entitled to update the C-Level Officers’ salary or management fees, respectively, in an amount which shall not exceed 20% of the salary or the management fees in the year which preceded the change.

1.3	VP Sales and VPs

-	The VPs of the Company are entitled to a fixed monthly salary.

-	Social benefits in accordance with that which has been set forth above. In addition, the VP shall be reimbursed with respect to business expenses which are required for the fulfillment of his position.

-	At the time of appointment for a first term in office, the VP’s salary shall be determined considering a comparative data survey, relative to market data, taking into account the criteria which have been set forth above, and an individual employment agreement shall be signed between the Company and the VP

-	Once a year, the Board of Directors shall be entitled to update the VP’s salary, in an amount which shall not exceed 20% of the salary in the year which preceded the change.

1.4	Directors

-	The Directors fixed compensation shall include annual compensation and reimbursement of expenses, in accordance with the determination of the Compensation Committee and the Board of Directors and approved by the General Meeting of shareholders. In addition, the Directors of the Company are entitled to an annual grant of restricted shares of the Company, as set forth below.

1.5	Insurance and indemnification

The Directors of the Company, the CEO of the Company and the C-Level Officers are entitled to insurance and indemnification for Directors and Officers. Extension to additional Officers shall be implemented with the approval of the Board of Directors.

2.	Variable cash compensation

The Officers of the Company (CEO, C-Level Officers, VP Sales and VPs) shall be entitled to an annual bonus, on the basis of the bonus program which has been set forth below, which reflects the Company’s risk management policy and its purpose of giving the Officers incentives to act in such a way as to achieve the Company’s objectives, from a viewpoint which balances long term considerations with short term considerations.

2.1	Principal parameters

-	Definition of Target Bonus: The Target Bonus is the cash amount which shall be paid for compliance with 100% of the objective. The Target Bonus shall be determined at the beginning of each year, no later than the end of the first quarter, by the superior level of the Officer in question and shall be approved by the Compensation Committee of the Board of Directors. The Target Bonus shall be defined in terms of multiples of the fixed monthly compensation, as follows:

(1)	CEO: The Target Bonus shall be in the amount of up to 12 months of fixed monthly compensation.

(2)	C-Level Officer: The Target Bonus shall be in the amount of up to 9 months of fixed monthly compensation.

(3)	VP Sales: The Target Bonus shall be in the amount of up to 15 months of the fixed monthly compensation.

(4)	VP: The Target Bonus shall be in the amount of up to 6 months of fixed monthly compensation.

-	Definition of Maximum Bonus: The Maximum Bonus is the maximum cash amount which can be paid to an Officer as variable cash compensation in each year, all in accordance with that which has been set forth below:

(1)	CEO: In the amount of up to 18 months of fixed monthly compensation.

(2)	C-Level Officer: In the amount of up to 14.5 months of fixed monthly compensation.

(3)	VP Sales: In the amount of up to 27 months of fixed monthly compensation.

(4)	VP: In the amount of up to 9 months of fixed monthly compensation.

-	Criteria for distribution: The amount of the bonus shall be based on compliance with measurable objectives which shall be determined in advance, on the basis of the balance between long term and short term considerations. The objectives for the CEO shall be determined by the Compensation Committee, and the objectives for the VPs shall be determined by the CEO or other superior echelon, as follows:

(1)	Financial indices – the financial indices to be considered may include the following: the Company’s revenues and its components, gross profit, operating profit, EBITDA, net profit, backlog orders, revenue pipeline. The bonus program shall include at least two of the indices which have been set forth above.

Each index shall be assigned a separate weight, within a range which shall not be less than 7.5% and shall not be greater than 50% of the total financial indices to be selected.

The weight which shall be assigned to the component of financial indices, out of the Target Bonus, is 60%-80%.

(2)	Individual indices – shall be based on measurable parameters.

Each individual index shall be assigned a separate weight, within a range which shall not be less than 7.5% and shall not be greater than 50% of the total individual indices to be selected.

The weight which shall be given to this component shall be in the range between 10% and 40% of the Target Bonus.

(3)	Superior’s discretion – The evaluation of the CEO’s performance shall be carried out by the Compensation Committee of the Company’s Board of Directors and shall refer to his contribution to the Company and the evaluation of his performance, separately from the financial and individual indices which have been determined in accordance with that which has been set forth above. For the remaining Officers of the Company, the evaluation of performance for the purposes of this component shall be carried out by the CEO or another superior echelon.

In any event, the weight which shall be determined for this component shall not exceed 10% of the Maximum Bonus.

-	Manner of bonus calculation: The bonus shall be determined according to the extent of the Officer’s compliance with the objectives which were determined in accordance with that which has been set forth above, in a manner which shall be measured in terms of percentages of attainment with respect to each objective, according to a scale within the range between 0% and up to a maximum of 200%, whereby a minimum threshold, below which no Bonus whatsoever shall be paid to the Officer, shall be individually determined in advance for each objective. The target objective, with respect to which the portion of the Target Bonus which is attributed to the objective is to be paid, shall be determined, up to a maximum of 200%, for excellent achievements above and beyond the target.

-	Repayment of consideration which was paid on the basis of erroneous performance: the Officers shall repay to the Company the amount of the Bonus or part thereof, should it transpire, at some future time, that the calculation of the bonus was made on the basis of data which have been found to be erroneous and were restated in the Company’s annual financial statements, within a period of two financial years prior to the date of the correction.

3.	Equity based compensation

The purpose of equity based compensation is to closely align the interests of the executive officers with those of the Company’s shareholders, while basing the Officer’s contribution on the Company’s results on the basis of a long term perspective. Keeping in mind the advantages which are embodied in equity based compensation, the Company shall grant equity based compensation to the Officers in accordance with that which has been set forth below:

3.1	Officers other than Directors

Officers other than Directors are entitled to options for shares in the Company and/or restricted shares, in accordance with that which has been set forth below. The option plan and the restricted shares shall be defined and implemented in such a way as to comply with the requirements of all of the relevant provisions of applicable law, and shall constitute the creation of an appropriate incentive for the Officers of the Company, taking into account its risk management policy and the contribution made by the Officer to the achievement of the Company’s objectives and the maximization of its profits, all on the basis of a long term viewpoint and in accordance with the Officer’s position.

The option plan and the restricted shares plan shall include the following details:

-	Threshold conditions: approval by the Compensation Committee and the Board of Directors, and compliance with regulatory rules.

-	Maximum: the fair value of the equity based compensation on the date of grant, according to the Black-Scholes model or any other model which is used by the Company for its accounting purposes, shall not exceed 120% of the fixed compensation for any Officer, and the percentage of the dilution which results from the allocation shall not exceed 1% per year of the company's issued and outstanding share capital on a fully-diluted basis, for any Officer.

-	Exercise price: the exercise price shall not be less than the closing price of the shares on the day before the grant date.

-	Vesting period: this period shall not be less than four years for the entire grant, or as otherwise determined by the Board of Directors.

-	Expiry date: this period shall not be more than 10 years from the date of the issuance.

-	Conditions for ending the term in office/change in control: the Board of Directors shall be entitled to approve the mechanism for the acceleration of the vesting period, in whole or in part, in cases involving a change in control of the Company or ending of the term in office.

3.2	Directors

Restricted shares (such as RSU's) shall be granted to Directors of the Company. The plan for granting the restricted shares shall be defined and implemented in such a way as to comply with the requirements of all of the relevant provisions of applicable law, and shall constitute the creation of an appropriate incentive for the Directors of the Company, taking into account its risk management policy and the contribution made by the Directors to the achievement of the Company’s objectives and the maximization of its profits, all on the basis of a long term viewpoint.

The restricted shares plan shall include the following details:

-	Frequency of allocation: the allocation of the restricted shares shall take place once a year.

-	Maximum: each Director shall be granted a quantity which shall not exceed 10,000 units of restricted shares, and the percentage of the dilution which results from the allocation shall not exceed 0.3%.

-	Vesting period: the first grant of shares shall be restricted for a period of 12 months, whereas subsequent grants shall vest in 12 equal monthly installments, provided that the Director is still serving as a director of the Company.

4.	Severance and retirement related terms

4.1 Severance pay

The Officers of the Company who are employed by the Company i.e. excluding Directors who are not also employees and Officers who are engaged under consulting agreements and who receive management/consulting fees, are entitled, upon the termination of their employment, for whatever reason, other than termination for "Cause" (as defined in the relevant employment agreement) to severance pay which will be the higher of (a) the severance amount due to employee in accordance with applicable law or (b) a severance amount in an amount equivalent to 100% (one hundred percent) of the employee’s base salary (as such term is defined in the employment agreements) during the last month of employment; multiplied by the number of years, including parts of years, of his employment with the Company (including the notice period), in each of (a) and (b), less the amounts accumulated to the benefit of the employee with the managers insurance or severance pay funds pursuant to payments by the Company on account of severance pay, unless a lower amount has been set forth in the employment agreements.

4.2	Advance notice (Termination)

-	Period: an Officer shall be entitled to an advance notice period which shall not exceed three months.

-	Mechanism: shall be determined according to the Compensation Committee, prior to the signing of the employment agreement.

-	During the advance notice period, the Officer shall continue to serve in his/her position unless otherwise agreed by the Board of Directors, in the case of the CEO, and by the superior level, in the case of other Officers.

4.3	Adjustment period

-	The Officers of the Company, other than the Directors, shall be entitled, subject to approval in advance by the Compensation Committee, to an adjustment period following the termination of their employment by the Company, in the course of which they shall be entitled to the fixed monthly compensation components in accordance with that which has been set forth below:

-	CEO: the adjustment period shall be up to 12 months and shall be determined in accordance with the duration of the term in office and the contribution to the Company, in accordance with that which has been set forth below.

-	C-Level Officers, VP Sales and VPs: the adjustment period shall be up to 4 months and shall be determined in accordance with the duration of the term in office and the contribution to the Company, in accordance with that which has been set forth below.

Maximum entitlement to the adjustment period

-	CEO: if the term in office is up to 3 years, the adjustment period shall not exceed 6 months; if the term in office is more than 3 years, the adjustment period shall not exceed 12 months.

-	C-Level Officers, VP Sales and VPs: if the term in office is up to 3 years, the adjustment period shall not exceed 2 months; if the term in office is more than 3 years, the adjustment period shall not exceed 4 months.

-	Non-competition: subject to applicable law, the Officers shall undertake in writing, on the date of signature of the employment agreement with the Company, to refrain from competition with the Company for a period which shall not be less than the advance notice period plus the adjustment period to which they shall be entitled following the retirement from the Company.

-	Circumstances of retirement which entitle the Officer to an adjustment period: either at the initiative of the Company or at the initiative of the Officer, and in accordance with circumstances which do not disqualify severance pay according to law and which do not involve a violation of the requirements for non-competition.

4.4	Special Retirement Bonus

In addition, for C-Level Officers and VPs, with seniority of 10 years’ employment with the Company, the Compensation Committee shall be entitled to approve a special retirement grant up to the amount of two months’ Fixed Compensation.

5.	Ratio of the Officer’s compensation to the average and median salary* in the Company

The ratio of the total compensation for the Officers of the Company to the average and median salary of all of the Company’s employees in Israel** shall not deviate from the criteria which have been set forth below:

Table 2 – Ratio of the compensation to the average and median salary

Position	Average salary	Median salary
CEO	25	25
C- Level Officer	16	16
VP Sales	16	16
VP	10	10

* Salary – as this term is defined in Amendment No. 20 to the Companies Law.

** The Company is an international company which employs workers in developing countries as well, and accordingly, the provisions set forth above shall only apply to employees who are employed in Israel.

Chapter 3: Processes for the supervision and control of the Compensation Policy

-	The responsibility for determining the rules of the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board of Directors, based on the Compensation Committee’s recommendations.

-	The Compensation Committee shall examine, each year, the Compensation Policy which has been determined, both with respect to the level of performance and with respect to the level of risk.

-	The approval of compensation for an Officer, in accordance with that which has been set forth above, according to the Compensation Policy, shall be issued by the Compensation Committee, and subsequently by the Board of Directors; the Company shall be subject to any existing and future provision of applicable law which relates to the Compensation Policy of the Company.

-	The Compensation Policy shall be approved at intervals as required under any law and in accordance with that which has been set forth in the Compensation Policy below.

-	The Compensation Committee and the Board of Directors of the Company based on the Committee’s recommendations shall reserve the possibility of reducing the variable components or setting maximum amounts with respect thereto, provided that these changes shall uphold the considerations and the criteria which have been set forth above, according to law and subject to the circumstances of the matter. Stringent control procedures shall be exercised, in order to ensure that the Compensation Policy which has been selected is appropriately implemented.

 Appendix A

Qualifications and Areas of Responsibility

The Amendment to the Companies Law requires each company to take the following subjects into account as part of its compensation policy, in order to show theoretical congruence between the various types of grants and the qualifications of the Officer in question:

1.	Position: CEO

1.1	Education and qualifications:

-	Relevant academic degree.

-	At least 5 years’ experience in the management of business activity in a field similar to the Company’s activity.

-	At least 10 years’ experience at various levels of management.

1.2	Areas of responsibility: responsible for managing all of the Company’s activity and setting its business strategy.

2.	Position: President and COO

2.1	Education and qualifications:

-	Relevant academic degree.

-	At least 5 years’ experience at various levels of management.

2.2	Areas of responsibility: responsible for the Company’s operations on an ongoing basis, with respect to subjects which shall be determined by the CEO of the Company, such as development activity, production, marketing and sales, professional services, customer support and product management.

3.	Position: CFO

3.1	Education and qualifications:

-	Bachelor’s degree in Economics or Accounting. Certification as a CPA or a Master degree in Business Administration is an advantage.

-	At least 5 years’ experience in the financial management of a public or private company.

3.2	Areas of responsibility: managing the financial system, reporting and control, legal counsel, procurement and information technology.

4.	Position: VP Sales

4.1	Education and qualifications:

-	Relevant academic degree.

-	At least 5 years’ experience in sales management.

4.2 Areas of responsibility: managing the sales activities and sales organization

5.	Position: VP Human Resources

5.1	Education and qualifications:

-	Relevant academic degree.

-	At least 5 years’ experience in human resource management in a similar company.

5.2	Areas of responsibility: management of the Company’s human resources, including recruitment, training, employee development, compensation and employee welfare.

The Board of Directors/Compensation Committee shall be entitled to waive the requirements for education and qualifications as set forth above, in whole or in part, should it determine that the Officer in question has skills or another advantage which overcomes those requirements.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CLICKSOFTWARE TECHNOLOGIES LTD.

July 8, 2013

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at www.clicksoftware.com/agm

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00003003030030300000 9 070813

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 2 THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

By signing this Proxy, the undersigned certifies that the undersigned has no "personal interest" under the Israeli Companies Law in proposals 3, 4, 5 and 6. (The "Quorum and Voting Requirements" section of the Proxy Statement includes more information and instructions on how to vote if you do have a "personal interest".)

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

CLICKSOFTWARE TECHNOLOGIES LTD.

Proxy for Annual General Meeting of Shareholders on July 8, 2013

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Hannan Carmeli and Shmuel Arvatz, jointly and severally, with full power of substitution, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "**Company**") which will be held at the offices of the Company, at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 49527 Israel, on July 8, 2013 at 4:00 p.m. local time (the "**Meeting**") and at any adjournments or postponements thereof. The agenda for the Meeting is as follows:

(Continued and to be signed on the reverse side.)

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